UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CLEARWATER PAPER CORPORATION

(Name of Issuer)

Common Stock, $0.00005 par value per share

(Title of Class of Securities)

18538R103

(CUSIP Number)

Peter A. Nussbaum, Esq. S.A.C. Capital Advisors, L.P. 72 Cummings Point Road Stamford, CT 06902 (203) 890-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 1, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 18538R103	Page 2 of 12 Pages

1	NAME OF REPORTING PERSON S.A.C. Capital Advisors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,640,000 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,640,000 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,640,000 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 18538R103	Page 3 of 12 Pages

1	NAME OF REPORTING PERSON S.A.C. Capital Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,640,000 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,640,000 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,640,000 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 18538R103	Page 4 of 12 Pages

1	NAME OF REPORTING PERSON S.A.C. Capital Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Anguilla, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,640,000 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,640,000 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,640,000 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 18538R103	Page 5 of 12 Pages

1	NAME OF REPORTING PERSON Steven A. Cohen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,640,000 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,640,000 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,640,000 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1.	Security and the Issuer.

This Schedule 13D relates to shares of common stock, $0.00005 par value per share (the “Common Stock”), of Clearwater Paper Corporation, a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 601 West Riverside Avenue, Suite 1100, Spokane, Washington 99201.

Item 2.	Identity and Background.

(a) This statement is filed by:

(i) S.A.C. Capital Advisors, L.P. (“S.A.C. Capital Advisors, L.P.”) with respect to shares of Common Stock directly beneficially owned by S.A.C. Capital Associates, LLC (“S.A.C. Capital Associates”);

(ii) S.A.C. Capital Advisors, Inc. (“S.A.C. Capital Advisors Inc.”) with respect to shares of Common Stock directly beneficially owned by S.A.C. Capital Associates;

(iii) S.A.C. Capital Associates with respect to shares of Common Stock directly beneficially owned by it; and

(iv) Steven A. Cohen with respect to shares of Common Stock beneficially owned by S.A.C. Capital Advisors, L.P., S.A.C. Capital Advisors Inc. and S.A.C. Capital Associates.

S.A.C. Capital Advisors, L.P., S.A.C. Capital Advisors Inc., S.A.C. Capital Associates and Steven A. Cohen (collectively, the “Reporting Persons”) expressly disclaim beneficial ownership of securities directly beneficially owned by any person or entity other than, to the extent of any pecuniary interest therein, the various accounts under the Reporting Persons’ management and control.

(b) The address of the principal business office of (i) S.A.C. Capital Advisors, L.P., S.A.C. Capital Advisors Inc. and Mr. Cohen is 72 Cummings Point Road, Stamford, Connecticut 06902 and S.A.C. Capital Associates is P.O. Box 58, Victoria House, The Valley, Anguilla, British West Indies.

(c) The principal business of S.A.C. Capital Associates is to serve as a private investment limited liability company. The principal business of S.A.C. Capital Advisors, L.P. is to serve as investment manager to a variety of private investment funds, including S.A.C. Capital Associates, and to control the investing and trading in securities by these private investment funds. The principal business of S.A.C. Capital Advisors Inc. is to serve as the general partner of S.A.C. Capital Advisors, L.P. The principal business of Mr. Cohen is to serve as a principal of S.A.C. Capital Advisors, L.P. and other affiliated entities.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) S.A.C. Capital Advisors, L.P. is a Delaware limited partnership. S.A.C. Capital Advisors Inc. is a Delaware corporation. S.A.C. Capital Associates is an Anguillan limited liability company. Mr. Cohen is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Persons expended an aggregate of approximately $56,421,087 of investment capital to purchase the 1,640,000 shares of Common Stock reported hereby (the “Shares”). Such transactions were effected in open market purchases in the ordinary course of business. The Shares are held by S.A.C. Capital Associates in a commingled margin account maintained at Goldman Sachs & Co., which may extend margin credit to the Reporting Persons as and when required to open or carry positions in the margin account, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. The margin account may from time to time have debit balances. Since other securities are held in the margin account, it is not possible to determine the amounts, if any, of margin used to purchase the Shares.

Item 4.	Purpose of Transaction.

The Reporting Persons originally acquired the Shares for investment purposes, in the ordinary course of business, and not for the purpose nor with the effect of changing or influencing the control or management of the Issuer and without any agreement with any third party to act together for the purpose of acquiring, holding, voting or disposing of equity securities of the Issuer.

On May 1, 2012, S.A.C. Capital Advisors, L.P. sent a letter to Gordon L. Jones, Chief Executive Officer and Chairman of the board of directors of the Issuer, a copy of which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

As part of the Reporting Persons’ continuing evaluation of, and preservation of the value of their investment in the Common Stock of the Issuer, the Reporting Persons may from time to time (i) engage in discussions with certain persons, including, without limitation, management or representatives of the Issuer, members of the Issuer’s board of directors, other shareholders of the Issuer and other relevant parties, concerning matters with respect to the Reporting Persons’ investment in the Common Stock, including, without limitation, the business, operations, governance, management, strategy and future plans of the Issuer and (ii) write letters to, and respond to inquiries from, various parties including, without limitation, the Issuer’s board of directors, management or representatives, other shareholders and other persons or entities regarding the Issuer’s affairs.

Depending on various factors, including , without limitations, the Issuer’s financial position and strategic direction, actions taken by the board of directors, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters referred to in this Item 4 of Schedule 13D. Although no Reporting Person has any specific plan or proposal to acquire or dispose of Common Stock, the Reporting Persons may, from time to time, acquire or cause affiliates to acquire additional Common Stock, dispose of some or all of their Common Stock, engage in short-selling or hedging or similar transactions with respect to the Common Stock, and/or continue to hold Common Stock.

Except as set forth herein, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons have no present plan or proposal that would relate to or would result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) As of the close of business on May 1, 2012, the Reporting Persons beneficially owned an aggregate of 1,640,000 shares of Common Stock, representing approximately 7.2% of the shares of Common Stock outstanding. The percentages used herein are based upon 22,831,506 shares of Common Stock reported to be outstanding as of February 10, 2012, by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 24, 2012.

S.A.C. Capital Advisors, L.P., S.A.C. Capital Advisors Inc. and and Mr. Cohen own directly no Shares. Pursuant to an investment management agreement, S.A.C. Capital Advisors, L.P. maintains investment and voting power with respect to securities held by S.A.C. Capital Associates. S.A.C. Capital Advisors Inc. is the general partner of S.A.C. Capital Advisors, L.P. Mr. Cohen controls S.A.C. Capital Advisors Inc. By reason of the provisions of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, each of S.A.C. Capital Advisors, L.P., S.A.C. Capital Advisors Inc. and Mr. Cohen may be deemed to beneficially own 1,640,000 shares of Common Stock (constituting approximately 7.2% of the shares of Common Stock outstanding).

(b) None of the Reporting Persons has sole power to vote or direct the vote or sole power to dispose or direct the disposition of shares of Common Stock.

(i) S.A.C. Capital Advisors, L.P. has shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 1,640,000 shares of Common Stock, constituting 7.2% of such class of securities;

(ii) S.A.C. Capital Advisors Inc. has shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 1,640,000 shares of Common Stock, constituting 7.2% of such class of securities;

(iii) S.A.C. Capital Associates has shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 1,640,000 shares of Common Stock, constituting 7.2% of such class of securities; and

(iv) Steven A. Cohen has shared power to vote or direct the vote and shared power to dispose or direct the disposition of the1,640,000 shares of Common Stock, constituting 7.2% of such class of securities.

(c) Information concerning transactions in the shares of Common Stock effected by the Reporting Persons during the past 60 days is set forth in Schedule A hereto and is incorporated herein by reference. All of such transactions were effected in open market transactions through various brokerage entities on the New York Stock Exchange.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock directly beneficially owned by S.A.C. Capital Associates.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to the securities of the Issuer.

The Reporting Persons may, from time to time, enter into and dispose of cash-settled equity swaps or other similar derivative transactions with one or more counterparties that are based upon the value of shares of Common Stock, which transactions may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the shares of Common Stock, the relative value of shares of Common Stock in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which shares of Common Stock may be included, or a combination of any of the foregoing. In addition to the shares of Common Stock reported herein by the Reporting Persons, an affiliate of the Reporting Persons currently has long economic exposure to 200 shares of Common Stock through such contracts. These contracts do not give the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership in any securities that may be referenced in such contracts or that may be held from time to time by any counterparties to such contracts.

Item 7.	Material to be filed as Exhibits.

1.	Exhibit 99.1 - Letter, dated May 1, 2012, from S.A.C. Capital Advisors, L.P. to Mr. Gordon L. Jones; and

2.	Exhibit 99.2 - Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: May 1, 2012

S.A.C. CAPITAL ADVISORS, L.P.

By:	/s/ Peter Nussbaum
Name:	Peter Nussbaum
Title:	Authorized Person

S.A.C. CAPITAL ADVISORS, INC.

By:	/s/ Peter Nussbaum
Name:	Peter Nussbaum
Title:	Authorized Person

S.A.C. CAPITAL ASSOCIATES, LLC

By:	/s/ Peter Nussbaum
Name:	Peter Nussbaum
Title:	Authorized Person

STEVEN A. COHEN

By:	/s/ Peter Nussbaum
Name:	Peter Nussbaum
Title:	Authorized Person

Schedule A

Transactions in the Issuer’s Common Stock during past 60 days:

Date of Transaction	Quantity Purchased (Sold)	Price Per Share $
4/26/2012	14,707	32.69
4/26/2012	28,893	32.78
4/27/2012	29,066	32.98
4/27/2012	15,934	33.04
4/30/2012	1,400	32.80
4/30/2012	18,282	33.09
4/30/2012	25,318	32.89

Note: All of the above transactions in the Issuer’s Common Stock were effected in the open market.